UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission File Number: 1-4797

ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	36-1258310
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

3600 West Lake Avenue, Glenview, IL	60026-1215
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code) 847-724-7500

ITW Savings and Investment Plan

Financial Statements

As of December 31, 2005 and 2004

Plan Number 003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Committee of Illinois Tool Works Inc.:

We have audited the accompanying statements of net assets available for benefits of the ITW Savings and Investment Plan (the “Plan”), as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois

June 23, 2006

ITW

SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2005 and 2004

Employer Identification Number 36-1258310, Plan Number 003

	2005	2004
ASSETS:
Receivables-
Company contributions	$813,389	$735,917
Participant contributions	2,197,200	1,873,391
Other	78,978	81,012
Total receivables	3,089,567	2,690,320

Investments, at fair value-
Participant loans	57,941,342	56,283,132
Proportionate share of Master Trusts’ assets	1,843,358,592	1,817,909,654
Total investments	1,901,299,934	1,874,192,786

Total assets	1,904,389,501	1,876,883,106
LIABILITIES:
Fees payable	261,119	20,253

NET ASSETS AVAILABLE FOR BENEFITS	$1,904,128,382	$1,876,862,853

The accompanying notes to financial statements

are an integral part of these statements.

ITW

SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2005

Employer Identification Number 36-1258310, Plan Number 003

INCREASES (DECREASES):
Contributions-
Company	$25,130,541
Participant	69,077,508
Rollover	7,829,491
Total contributions	102,037,540
Net investment income-
Participant loan interest	2,698,575
Proportionate share of Master Trusts’ net investment income	79,526,445
Other income	45,850
Net investment income	82,270,870

Benefits paid to participants	(177,399,415)
Administrative expenses	(398,382)
Net transfers from other plans (Note 10)	20,754,916
Net increase	27,265,529

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,876,862,853
End of year	$1,904,128,382

The accompanying notes to financial statements

are an integral part of this statement.

ITW

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Employer Identification Number 36-1258310, Plan Number 003

1.	DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Savings and Investment Plan (the “Plan”). Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan in which employees of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the “Company”), are eligible to participate in the Plan as soon as administratively feasible upon hire. Established on November 16, 1967, and as subsequently amended, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Effective December 7, 2005, the investment assets of the Plan are held in the Illinois Tool Works Inc. Master Pension Trust (the “Succeeding Master Trust”) at The Northern Trust Company (the “Trustee”). The Trustee serves as investment manager of The Northern Trust funds and trustee. CitiStreet LLC (the “Record Keeper”) serves as record keeper of the Plan effective with the above date. Prior to that date, the investment assets of the Plan were held in the ITW Savings and Investment Trust (the “Former Master Trust”). Collectively, the Succeeding Master Trust and Former Master Trust are referred to as the “Master Trusts.”

Effective January 1, 2005 and until the above date, Mercer Trust Company (the “Mercer Trustee”) served as record keeper and trustee of the Plan. Putnam Fiduciary Trust Company (the “Putnam Trustee”) served as investment manager for the Putnam funds, record keeper and trustee of the Plan prior to January 1, 2005. Collectively, the Mercer Trustee and Putnam Trustee are referred to as the “Former Trustees”.

The majority of investment assets in the Former Master Trust transferred to the Succeeding Master Trust on December 7, 2005. Participant account balances transferred from the Mercer Trustee to the Record Keeper at that time. The participant transition period, also known as a “black-out” period, for these actions was from November 30 through December 11, 2005. Beginning December 12, 2005, participants could access their account balances and make any changes or requests for transactions, as desired.

The change from the Putnam Trustee to the Mercer Trustee was due to a legal reorganization. It did not involve a transfer of any investment assets or account balances.

Participant and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 50% of eligible compensation to their pre-tax accounts. In addition, participants may contribute amounts from a minimum of 1% to a maximum of 10% of eligible compensation to their after-tax accounts. The combined pre-tax and after-tax contributions cannot exceed 50% of eligible compensation. Participants may change their contribution percentages with each payroll period.

Participants who are least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a “catch-up” contribution, is subject to an annual maximum amount.

Participants may begin contributions to their pre-tax and after-tax accounts as soon as administratively feasible. Company contributions, however, do not start until participants have completed one year of service. After the completion of one year of service, the Company contributes to the participants’ accounts based on the participants’ contributions as follows:

Percentage of Participant’s Compensation
Participants’	Company
Contribution	Contribution
1%	1.0%
2	1.5
3	2.0
4	2.5
5	3.0
6-50	3.5

Participants may elect to allocate any contribution in multiples of 1% to the investment funds.

Participants Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Funds

Effective December 12, 2005, the Plan offers two investment paths and each path offers a mix of investments with different strategies, objectives and risk/reward potentials. Participants may only select one path but may change paths at any time, subject to certain restrictions. Within the 1st path, participants choose a fund based on the date closest to their retirement or need for savings. Participants may choose from a combination of any six funds in the 2nd path. Prior to the date above, the plan offered twenty five investment options in which participants could choose to invest.

Vesting

Participants’ interest in their employee contribution accounts are fully vested at all times. Eligible participants’ interest in their Company contribution accounts are fully vested.

Participant Loans

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their accounts. Loans bear a reasonable rate of interest, are secured by a portion of the participants’ accounts and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements. Principal and interest is paid ratably through payroll deductions.

Benefits

Upon termination of employment or death of a plan member, participants may receive a lump-sum payment of their account balances. Additional optional payment forms are available at the election of the participant, in accordance with the plan document.

Forfeitures

Forfeitures, representing the unvested portion of Company and former companies’ contributions, amounting to $91,443 and $11,031 as of December 31, 2005 and 2004, respectively, will be used to reduce future Company contributions pursuant to the terms of the Plan. The forfeitures include amounts from former plans that merged into the Plan. In 2005, Company contributions were reduced by $38,321 from forfeited and nonvested accounts.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan were prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments (other than the fully benefit-responsive investment contracts) are reported at fair values based on quoted market prices of the underlying securities in which each fund invests. The fully benefit-responsive investment contracts and are reported at contract value, which approximates fair market value (Note 3).

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Net Appreciation/Depreciation

Net appreciation/depreciation on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan’s unrealized appreciation (depreciation) and realized gain (loss) are included in the Plan’s proportionate share of Master Trusts’ net investment income or loss.

3.	INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan’s investments in the Master Trusts include fully benefit-responsive investment contracts. The accounts for these contracts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.6 and 4.5 percent for 2005 and 2004, respectively.

4.	ADMINISTRATIVE EXPENSES

Professional, administrative, Former Trustees, and investment related expenses are allocated to the Plan and deducted from the Plan’s assets. These expenses are paid through the Master Trusts and allocated to the plans in the Master Trusts.

Expenses are identified as either specific or common fees. Specific fees are charged entirely to the Plan. Common fees are prorated to the Plan based on the Plan assets in relation to Master Trusts’ assets.

In addition, certain administrative expenses of the Plan may be paid from plan assets to the extent permissible by law. Other outside professional and administrative services are paid by or provided by the Company.

5.	ADMINISTRATION

All funds are deposited with and held for safekeeping by the Trustee and Former Trustees under master trust agreements with the Company. The master trust agreements provide, among other things, that the Trustee and Former Trustees shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee, Former Trustees and investment managers. The Trustee and Former Trustees may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund. Other administrative services, such as participant record keeping, are performed by the Record Keeper and the Former Trustees.

6.	RELATED PARTY TRANSACTIONS

The Trustee, Record Keeper and Former Trustees are a party-in-interest according to Section 3(14) of ERISA. Through the Master Trusts, the Trustee and Former Trustees serve as plan fiduciaries, investment mangers, and custodians to the Plan. As defined by ERISA, any person or organization which provides these services to the Plan is a related party-in-interest. Fees paid by the Succeeding Master Trust to the Record Keeper were $120,991 for the year ended December 31, 2005. Fees paid by the Former Master Trust to the Mercer Trustee were $84,420 for the year ended December 31, 2005.

The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.	TAX STATUS

The Plan obtained its latest determination letter on July 11, 2003, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

9.	MASTER TRUSTS

The Succeeding Master Trust agreement was amended effective December 1, 2005. The amendment established three investment accounts to accommodate the investment assets of the Plan and other Company sponsored retirement plans. Within the Succeeding Master Trust, the investment assets of the Plan reside in the ITW Defined Contribution Plans’ Investment Account (the “DC Investment Account”) and the ITW Collective Defined Benefit and Defined Contribution Plans’ Investment Account (the “Collective Investment Account”). Certain amounts in the Plan’s financial statements represent the Plan’s proportionate share of the corresponding total of the Master Trusts’ net assets and investment income.

The net assets in the DC Investment Account as of December 31, 2005 are as follows:

2005
Assets-
Noninterest-bearing cash	$64,497

Receivables-
Interest and dividends	2,658,688
Securities sold	470,545
Total receivables	3,129,233

Investments, at fair value-
Interest - bearing cash	336,804
Preferred stocks	678
Common stocks	125,164
Interest in common/collective trusts	750,369,895
Interest in Collective Investment Account	207,775,182
Interest in registered investment companies	326,503,294
Investment contracts with insurance companies	218,538,372
Company common stock	351,035,929
Total investments	1,854,685,318

Total assets	1,857,879,048
Liabilities-
Due to broker for securities purchased	682,416
Net DC Investment Account assets	$1,857,196,632

The Plan’s proportionate share of the DC Investment Account assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets. The Plan’s proportionate share of the DC Investment Account assets was 99.3% at December 31, 2005.

For the period December 7, 2005 through December 31, 2005, the earnings on investments of the DC Investment Account are as follows:

Net investment income (loss)-
Interest-
Interest-bearing cash	$23,036
Interest from investment contracts with insurance companies	654,117
Total interest	677,153

Preferred stock dividends	11
Common stock dividends	747,331
Dividends on Company common stock	1,316,534
Net gain on sale of preferred and common stocks	2,432,301
Unrealized depreciation of preferred and common stocks	(1,417,483)
Net investment loss from common collective trusts	(1,498,212)
Net investment loss from Colletive Investment Account	(3,372,067)
Net investment gain from registered investment companies	2,507,965
Other income	106,988
Net investment income	$1,500,521

The Plan’s proportionate share of the DC Investment Account net investment income represents an allocation of the common income.

The net assets in the Collective Investment Account as of December 31, 2005 are as follows:

2005
Assets-
Noninterest-bearing cash	$286,260

Receivables-
Interest and dividends	343,800
Securities sold	2,742,212
Total receivables	3,086,012

Investments, at fair value-
Common stocks	481,763,361
Interest in common/collective trusts	17,268,760
Interest in registered investment companies	6,002
Other	1,911,070
Total investments	500,949,193

Total assets	504,321,465
Liabilities-
Due to broker for securities purchased	1,555,657
Net Collective Investment Account assets	$502,765,808

The Plan’s proportionate share of the Collective Investment Account assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets. The Plan’s proportionate share of the Collective Investment Account assets was 41.0% at December 31, 2005.

For the period December 7, 2005 through December 31, 2005, the earnings on investments of the ITW Collective Investment Account are as follows:

Net investment income (loss)-
Preferred stock dividends	$49,980
Common stock dividends	569,459
Net gain on sale of common stocks and other	139,598
Unrealized depreciation of common stocks and other	(3,559,748)
Net investment gain from common collective trusts	86,365
Net investment loss from registered investment companies	(135,981)
Other income	16,618
Net investment loss	$(2,833,709)

The Plan’s proportionate share of the ITW Collective Investment Account net investment income represents an allocation of the common income.

The net assets in the Former Master Trust as of December 31, 2004 are as follows:

2004
Assets-
Interest and dividends receivable	$1,575,338

Investments, at fair value-
Interest-bearing cash	18,529,634
Preferred stocks	91,400
Common stocks	139,796,656
Interest in registered investment companies	1,009,619,159
Investment contracts with insurance companies	217,612,203
Company common stock	443,601,869
Total investments	1,829,250,921

Net Former Master Trust assets	$1,830,826,259

For the period January 1, 2005 through December 6, 2005, the earnings on investments of the Former Master Trust are as follows:

Net investment income (loss)-
Interest-
Interest-bearing cash	$108,396
Interest from investment contracts with insurance companies	9,693,039
Total interest	9,801,435

Dividends on Company common stock	4,190,334
Net gain on sale of preferred and common stocks	256,074,242
Unrealized depreciation of preferred and common stocks	(242,850,400)
Net investment gain from registered investment companies	52,516,609
Other income	52,471
Net investment income	$79,784,691

The Plan’s proportionate share of the Former Master Trust’s net investment income represents an allocation of the common income.

10.	TRANSFERS TO/FROM OTHER PLANS

Effective February 1, 2005, the participant loan assets of the Wynn Oil Company 401(k) Plan was merged into the Plan. All of the participant loan assets were transferred in February 2005. The assets transferred to the Plan totaled $100,022.

Effective April 30, 2005, the Arcsmith, Inc. 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred in May 2005. The assets transferred to the Plan totaled $4,028,443.

Effective June 30, 2005, the Paxton Products Corporation 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred in July 2005. The assets transferred to the Plan totaled $75,200.

Effective July 31, 2005, the Acme Packaging Salaried Employees Retirement Savings Plan was merged into the Plan. Substantially all of the assets were transferred in August 2005. The assets transferred to the Plan totaled $14,153,869.

Effective July 31, 2005, the Acme Packaging Riverdale Plant Hourly Employees 401(k) Plan was merged into the Plan. Substantially all of the assets were transferred in August 2005. The assets transferred to the Plan totaled $2,575,196.

Effective December 2005, account balances totaling $177,814 were transferred from the Plan to the ITW Bargaining Savings and Investment Plan. These transfers occurred immediately after the Plan conversion in order to consolidate participant account balances to simplify administration.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

2005
Net assets available for benefits per the financial statements	$1,904,128,382
Amounts allocated to withdrawing participants	(300,654)
Net assets available for benefits per the Form 5500	$1,903,827,728

The following reconciles benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2005:

Benefits paid to participants per the financial statements	$177,399,415
Amounts allocated to withdrawing participants at December 31, 2005	300,654
Benefits paid to participants per the Form 5500	$177,700,069

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005, but not yet paid as of that date.

12. SUBSEQUENT EVENTS

Effective in 2006, the Permatex Value Incentive Plan, the Truswal Systems 401(k) Plan, the Sexton Can Company, Inc. 401(k) Plan, the Lumex Inc. 401(k) Plan, the Crest Products, Inc. 401(k) Plan and the Auto Wax Company, Inc. Profit Sharing Plan will be merged into the the Plan. The assets to be transferred to the Plan total approximately $34,170,000.

Effective January 1, 2006, participants will be automatically enrolled in the Plan after sixty days of eligibility. These participants will be enrolled at 3% pre-tax contribution rate, which will escalate each year by 1% until a rate of 6% is reached.

Schedule

ITW SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i SCHEDULE OF ASSETS HELD AT END OF YEAR

As of December 31, 2005

Employer Identification Number 36-1258310, Plan Number 003

Identity of Issuer/Description of Investments	Current Value
*Participant loans**	$57,941,342

*Party-in-interest

**Interest rates on loans to participants with balances outstanding at

December 31, 2005, lowest 4.00% to highest 13.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on June 26, 2006.

ITW SAVINGS AND INVESTMENT PLAN

ILLINOIS TOOL WORKS INC.

Dated: June 26, 2006	By: /s/ Robert T. Callahan
Robert T. Callahan
Senior Vice President, Human Resources